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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             Whittaker Corporation
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  C 96680 40 7
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                 Larry D. Hunter, Hughes Electronics Corporation
                200 N. Sepulveda Boulevard, El Segundo, CA 90245
                                 (310) 726-4850
--------------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 4, 1998
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                          -----------------
CUSIP NO. C96680 40 7                                          Page 2 of   Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hughes Electronics Corporation
    52-1106564
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 / /
    PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES          8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY        -------------------------------------------------------------
EACH REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                        991,752
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      991,752
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


----------------------                                         -----------------
CUSIP NO. C 96680 40 7                                         Page 3 of   Pages
----------------------                                         -----------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    General Motors Corporation

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
                      991,752
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      991,752
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         This statement constitutes Amendment No. 1 (the "Amendment") to that certain Schedule 13D initially filed by the Reporting Persons on or about May 4, 1995 (the "Statement") and relates to shares of Common Stock, $0.01 par value ("Common Stock"), of Whittaker Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1955 N. Surveyor Avenue, Simi Valley, CA 93063.

Item 2.  Identity and Background

         This Amendment is being filed by Hughes Electronics Corporation, a Delaware corporation ("HE") and General Motors Corporation, a Delaware corporation ("GM") (GM and HE are collectively referred to herein as the "Reporting Persons"). HE is a direct wholly owned subsidiary of GM. HE has been assigned, and has assumed, all rights and obligations of the entities formerly named "Hughes Electronics Corporation" and "Hughes Aircraft Company" under the Note (as defined in the Statement) and the related Registration Rights Agreement.

         HE is engaged in four industry segments: satellite manufacturing, wholesale satellite distribution services, telecommunications networks, and satellite television broadcast.

The address of its principal business and principal office is 200 N. Sepulveda Boulevard, El Segundo, California 90245.

         GM is principally engaged in the automotive products industry business, consisting of the design, manufacture, assembly and sale of automobiles, trucks and related parts and accessories. It also has financing, insurance, defense and automotive electronics operations. The address of its principal business and principal office is 100 Renaissance Center, Detroit, Michigan 48243.

         Schedules I and II hereto list each executive officer and director of HE and GM, respectively, and the business address, present principal occupation or employment of each such executive officer and director, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

         During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best of the knowledge of Reporting Persons, with the exception of Percy Barnevik, a director of GM, who is a citizen of Sweden, and Eckhard Pfeiffer, a director of both GM and HE, who is a citizen of Germany, all of the persons named in Schedules I and II of this Item 2 are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         There has been no change to the information previously reported under
Item 3 of the Statement, and as to additional shares which may be acquired as a result of this transaction, information is provided in Item 5 hereof.

Item 4.  Purpose of Transaction

         There has been no change to the information previously reported under
Item 4 of the Statement, and as to additional shares which may be acquired as a result of this transaction, information is provided in Item 5 hereof.

         The Note is held by HE and is beneficially owned by the Reporting Persons. The Note was acquired by HE on April 24, 1995, for investment purposes, as partial consideration for the sale of a subsidiary of HE to the Issuer. The Reporting Persons may make additional purchases of Common Stock of the Issuer either in the open market or in private transactions, depending upon each Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock of the Issuer, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions, regulatory approvals and other future developments. Depending upon the factors set forth above, the Reporting Persons may decide to hold or dispose of all or part of the Note or any Common Stock of the Issuer which may be received if HE elects to convert the Note, in whole or in part. The Reporting Persons may formulate proposals, and take action, as matters as they may determine.

         Except as described herein, the Reporting Persons have no present plan or proposal which relates to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of the is subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) the Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may determine.

Item 5.  Interest in Securities of the Issuer

     (a) In connection with the sale by HE to Issuer of its interests in Hughes LAN Systems, Inc. ("LAN") as previously disclosed, the Issuer agreed to make periodic contingent payments to HE in an amount equal to a percentage of the revenues received by the Issuer from the operations of LAN. However, since April 28, 1996, the Issuer has been restricted from making these contingent payments, under the terms of one of its credit agreements between Issuer and a Lender unrelated to the Reporting Persons. In order to provide for those payments, among other things, the purchase agreement relating to the sale of LAN has been amended by the Second Amendment to Stock Purchase Agreement ("Second Amendment") between the Issuer and HE, under which the Issuer may elect to pay the Unpaid Contingent Payment (as defined in the Second Amendment) in cash or in shares of its Common Stock. Issuer and HE have agreed that the aggregate amount of the Unpaid Contingent Payment is $1,432,565; under the terms of the Second Amendment, upon Issuer's election to pay the Unpaid Contingent Payment in shares of Issuer's Common Stock, HE would be entitled to receive 107,840 shares of Issuer's Common Stock (111.11% of the amount of the Unpaid Contingent Payment divided by $14.76). Issuer has notified HE that it has elected to pay the Unpaid Contingent Payment in Shares of Issuer's Common Stock, and Reporting Persons expect to receive certificates representing such shares shortly.

         Additional consideration for the transaction which is the subject of this Amendment is the resolution of disputes between the parties and execution of a mutual release.

         In addition to establishing a procedure for payment of the Unpaid Contingent Payment, the parties have amended the Note to provide for a reduction in the price per share conversion price from $24-1/4 to $16.97, in accordance with Section 4.1 of the Note. Further, new Section 3.1(f) was added to the Note by Allonge No. 1 attached hereto as Exhibit V to provide for the prospective issuance of warrants to HE if the Issuer redeems the Note in whole or in part prior to May 4, 2002 ("Prospective Warrants"). In the event of any such redemption, Issuer must issue Prospective Warrants to HE in an amount equal to the number of shares that would have been issuable if the redeemed Note (or portion thereof) had instead been converted into Common Stock. The exercise price of the Prospective Warrants will equal the conversion price under Section
4.1 of the Note (as amended by the Allonge No. 1), and the Prospective Warrants will expire on May 4, 2002. The Prospective Warrants, if issued for all of the principal currently outstanding under the Note, would entitle HE to purchase up to 883,912 shares of Common Stock at an exercise price of $16.97 per share.

         Any Shares of Issuer's Common Stock HE may acquire upon settlement of the Unpaid Contingent Payment, upon conversion of the Note as amended, or upon exercise of the Prospective Warrants, are subject to registration rights in favor of HE, as described in Item 6 below.

         As a result of Issuer's election to pay the Unpaid Contingent Payment in shares, HE will be the beneficial owner of 107,840 shares of Common Stock which represents approximately 0.88% of Issuer's Common Stock. HE also has a contingent interest in Issuer's Common Stock which arises from the Prospective Warrants to be issued if Issuer prepays the Note or otherwise redeems it prior to May 4, 2002. Last, HE retains the right to convert unpaid principal of the Note (which principal has neither been redeemed nor repurchased) in increments not less than $1,000,000, or the remaining balance of the Note if less, to shares of Common Stock at a conversion price of $16.97 per share at any time up to and including April 25, 2005. As of this date the Note could be converted by the Holder into 883,912 shares of Common Stock, or approximately 7.25% of Issuer's issued and outstanding Common Stock. If HE immediately converted the entire principal remaining unpaid under the Note, HE would own approximately 8.1% of Issuer's Common Stock, including the shares to be issued to HE in settlement of the Unpaid Contingent Payment. As the parent of HE, GM is the indirect beneficial owner of the Prospective Warrants and any or all such shares of Common Stock if and when received. These percentages are based upon the information set forth in the most recent Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission dated January 31, 1998.

         To the best knowledge of the Reporting Persons, as of May 5, 1998, none of the persons (other than the Reporting Persons) named in Item 2 beneficially own, or had the right to acquire, shares of Common Stock of the Issuer.

     (b) As the sole stockholder of HE, GM may be deemed to share with HE the power to vote or to direct the vote, and the power to dispose or direct the disposition of any shares of Common Stock which may be issued to HE. Until HE's conversion of the unpaid principal under the Note, or exercise of the Prospective Warrants, neither HE nor GM has any voting rights with respect to the Common Stock issuable upon such conversion or exercise, as such voting rights would only arise upon receipt of the actual shares. As the sole stockholder of HE, GM may be deemed to share with HE the right to direct the disposition or conversion of the Note and the disposition or exercise of the Prospective Warrants. If and to the extent HE elects to convert the Note into Common Stock or to exercise the Prospective Warrants, GM may be deemed to share with HE the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of Common Stock of the Issuer issued to HE.

     (c) Except as described above, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons (other than the Reporting Persons) named in Item 2, have engaged in any transaction in the Common Stock of the Issuer during the sixty days preceding the date of this Amendment.

     (d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The following descriptions are qualified in their entirety by reference to the documents previously filed and those attached as exhibits hereto and incorporated herein by reference.

Second Amendment to Stock Purchase Agreement
(the "Second Amendment")

         The Second Amendment was executed by the Issuer and HE as of May 4, 1998, and evidences the resolution of disputes between the parties arising out of the transaction described in the original Schedule 13D. The Second Amendment provides, among other things, that at Issuer's election, HE will be paid cash or will be issued 107,840 shares of Common Stock in settlement of the Unpaid Contingent Payment discussed above. Under the Second Amendment, any Shares of Issuer's Common Stock HE may acquire upon settlement of the Unpaid Contingent Payment, upon conversion of the Note as amended, or upon exercise of the Prospective Warrants, are subject to the registration rights granted under the Registration Rights Agreement as described in the Statement. In particular, upon the issuance of Shares in settlement of the Unpaid Contingent Payment, the Issuer must file with the Securities and Exchange Commission a registration statement covering such Shares on or before June 3, 1998. HE will continue to have the right to demand an additional registration under the Registration Rights Agreement with respect to any shares it may acquire in the future, including upon any conversion of the Note or exercise of the Prospective Warrants.

Allonge No. 1:
(Convertible Subordinated Note as Amended)

         The original Note was issued to HE on April 24, 1995, as partial consideration for the sale to the Issuer of all the shares of common stock of Hughes LAN Systems, Inc., which was an indirect wholly-owned subsidiary of HE. Allonge No. 1 to the Note was executed on May 4, 1998, in connection with the execution of the Second Amendment.

         The Note is in the original principal amount of $15,000,000, bears interest in at the rate of 7% per annum, payable semiannually, and the entire principal balance is due on May 1, 2005. The Note may be prepaid at any time, in whole or in part, and is subordinated to Senior Indebtedness of the Issuer. In the event of a change in control of the Issuer, HE may, at its option, require the Issuer to repurchase the Note, without premium or penalty. If the Note is redeemed in full or in part prior to May 4, 2002, the Issuer has agreed to issue the Prospective Warrants to purchase up to 883,912 shares of Common Stock at an exercise price of $16.97 per share, subject to antidilution adjustment as provided in the form of warrant. The Prospective Warrants will expire on May 4, 2002.

         In addition, the Note is convertible at any time by the Holder into shares of Common Stock of the Issuer, at an amended conversion price of $16.97 per share, subject to antidilution adjustment as provided in the Note.

Item 7.  Material to be Filed as Exhibits

           *Exhibit I:     Convertible Subordinated Note dated April 24, 1995

           *Exhibit II:    Registration Rights Agreement dated  April 24, 1995

           *Exhibit III:   Joint Filing Agreement of Reporting Persons

          **Exhibit IV:    Second Amendment to Stock Purchase Agreement

          **Exhibit V:     Allonge No. 1 and form of Warrant


           *previously filed

          **filed herewith

Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      HUGHES ELECTRONICS CORPORATION



                                      By:  /s/ Larry D. Hunter
                                          ----------------------------
                                           Name:  Larry D. Hunter
                                           Title: Assistant Secretary


Dated:  May 14, 1998

Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      GENERAL MOTORS CORPORATION



                                      By:  /s/ Martin I. Darvick
                                          ----------------------------
                                           Name:  Martin I. Darvick
                                           Title: Assistant Secretary

Dated:  May 14, 1998

                                   SCHEDULE I

                         HUGHES ELECTRONICS CORPORATION

                        EXECUTIVE OFFICERS AND DIRECTORS


         Unless otherwise specified, the business address of each person listed below is 200 N. Sepulveda Boulevard, El Segundo, California 90245.

Name and Address                       Position with HE                    Principal Occupation or
                                                                           Employment
Roxanne S. Austin                      Senior Vice President and Chief     HE Senior Vice President and
                                       Financial Officer                   Chief Financial Officer

Gareth C. C. Chang                     Senior Vice President               HE Senior Vice President

Steven D. Dorfman                      Vice Chairman and Director          HE Vice Chairman and Director

Charles T. Fisher, III                 Director                            GM Director; Retired Chairman
General Motors Corp.                                                       and President, NBD Bankcorp, Inc.
100 Renaissance Center
Detroit, MI 48243

J. Michael Losh                        Director                            GM Executive Vice President and
General Motors Corp.                                                       Chief Financial Officer
100 Renaissance Center
Detroit, MI  48243

Charles H. Noski                       President and Director              President of HE


Harry J. Pearce                        Director                            GM Vice Chairman and Director
General Motors Corp.
100 Renaissance Center
Detroit, MI  48243

Eckhard Pfeiffer                       Director                            President and Chief Executive
Compaq Computer Corp.                                                      Officer, Compaq Computer Corp.;
20555 S.H. 249                                                             GM Director
Houston, TX  77070

Jack A. Shaw                           Senior Vice President               HE Senior Vice President;
Hughes Network Systems                                                     Chairman and CEO of Hughes
11717 Exploration Lane                                                     Network Systems, a unit of HE
Germantown, MD  20876

Name and Address                       Position with HE                    Principal Occupation or
                                                                           Employment
Michael T. Smith                       Chairman of the Board, Chief        Chairman of the Board, Chief
                                       Executive Officer and Director      Executive Officer and Director
                                                                           of HE

John F. Smith, Jr.                     Director                            Chairman, Chief Executive
General Motors Corp.                                                       Officer, President and Director
100 Renaissance Center                                                     of GM
Detroit, MI  48243
Marcy J.K. Tiffany                     Senior Vice President and General   HE Senior Vice President and
                                       Counsel                             General Counsel

Thomas H. Wyman                        Director                            GM Director; Former Chairman,
The Landings                                                               President and Chief Executive
1 Adams Point                                                              Officer of CBS, Inc.; Former
Savannah, GA  31411                                                        Senior Advisor, SBC Warburg
                                                                           Inc.; Former Chairman, S. G.
                                                                           Warburg & Co.

                                   SCHEDULE II

                           GENERAL MOTORS CORPORATION

                        EXECUTIVE OFFICERS AND DIRECTORS


                  Unless otherwise specified, the business address of each person listed below is 100 Renaissance Center, Detroit, Michigan 48243.


Name and Address                       Position with HE                    Principal Occupation or
                                                                           Employment

Anne L. Armstrong                      Director                            Chairman of the Board of
P.O. Box 1358                                                              Trustees, Center for Strategic
Kingsville, Texas 78364                                                    and International Studies

Percy Barnevik                         Director                            Chairman, ABB Asea Brown Boveri,
ABB Asea Brown Boveri Ltd.                                                 Ltd.
Afsolternstrasse 44
Box 8131
CH-8050 Zurich
Switzerland

J. T. Battenberg III                   Executive Vice President and        GM Executive Vice President and
General Motors Corp.                   President of Delphi Automotive      President of Delphi Automotive
5725 Delphi Drive                      Systems                             Systems
Troy, MI 48098-2815

John H. Bryan                          Director                            Chairman and Chief Executive
Sara Lee Corporation                                                       Officer, Sara Lee Corporation
Three First National Plaza
46th Floor
Chicago, IL  60602

Thomas E. Everhart                     Director                            Pro-Vice-Chancellor, University
University of Cambridge                                                    of Cambridge
The Old Schools
Trinity Lane
Cambridge CB2-1TN England

Charles T. Fisher, III                 Director                            Retired Chairman and President,
                                                                           NBD Bankcorp, Inc.

Name and Address                          Position with HE                   Principal Occupation or
                                                                             Employment

George M.C. Fisher                        Director                           Chairman and Chief Executive
Eastman Kodak Company                                                        Officer, Eastman Kodak Company
343 State Street
Rochester, NY  14650

Thomas A. Gottschalk                      Senior Vice President and          GM Senior Vice President and
General Motors Corp.                      General Counsel                    General Counsel
3031 W. Grand Boulevard
Detroit, MI  48202

Louis R. Hughes                           Executive Vice President and       GM Executive Vice President and
General Motors International Operations   President of International         President of International
Postfach                                  Operations                         Operations
CH-8152 Glattbrugg
Switzerland

Richard G. LeFauve                        Senior Vice President and          GM Senior Vice President and
                                          President of General Motors        President of General Motors
                                          University                         University

J. Michael Losh                           Executive Vice President and       GM Executive Vice President and
                                          Chief Financial Officer            Chief Financial Officer

Karen Katen                               Director                           Executive Vice President, Pfizer
Pfizer Pharmaceuticals Group                                                 Pharmaceuticals; President, US
Pfizer, Inc.                                                                 Pharmaceuticals
235 East 42nd Street
New York, NY  10017-5755

J. Willard Marriott, Jr.                  Director                           Chairman and Chief Executive
Marriott International Inc.                                                  Officer, Marriott International
One Marriott Drive                                                           Inc.
Washington, DC  20058

Ann D. McLaughlin                         Director                           Chairman, The Aspen Institute;
The Aspen Institute                                                          President, Federal City Council
1333 New Hampshire Ave. NW
Suite 1070
Washington, DC  20036

Harry J. Pearce                           Vice Chairman and Director         GM Vice Chairman and Director


Eckhard Pfeiffer                          Director                           President and Chief Executive
Compaq Computer Corp.                                                        Officer, Compaq Computer
20555 S.H. 249                                                               Corporation
Houston, TX  77070

                                                                         Page 24

Name and Address                          Position with HE                   Principal Occupation or
                                                                             Employment
John G. Smale                             Director                           Chairman, GM Executive Committee;
The Proctor & Gamble Company                                                 Retired Chairman, The Proctor &
P.O. Box 599                                                                 Gamble Company
Cincinnati, Ohio  45201

John F. Smith, Jr.                        Chairman of the Board, Chief       Chairman of the Board, Chief
                                          Executive Officer, President and   Executive Officer, President and
                                          Director                           Director of GM

Louis W. Sullivan, M.D.                   Director                           President, Morehouse School of
Morehouse School of Medicine                                                 Medicine
720 Westview Drive S.W.
Atlanta, GA  30310

G. Richard Wagoner                        Executive Vice President and       GM Executive Vice President and
                                          President of North American        President of North American
                                          Operations                         Operations


Dennis Weatherstone                       Director                           Retired Chairman and current
J.P. Morgan & Co. Inc.                                                       director, J.P. Morgan & Co., Inc.
60 Wall Street, 21st Fl.
New York, NY  10260

Thomas H. Wyman                           Director                           Former Chairman, President and
The Landings                                                                 Chief Executive Officer of CBS,
1 Adams Point                                                                Inc.; Former Senior Advisor, SBC
Savannah, GA  31411                                                          Warburg Inc.; Former Chairman, S.
                                                                             G. Warburg & Co.
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